UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

LaserLock Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

51807L101

(CUSIP Number)

Paul F. Klapper
c/o LaserLock Technologies, Inc.
837 Lindy Lane
Bala Cynwyd, PA 19004
610-668-1952

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 51807L101

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Paul F. Klapper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,672,500 Shares (1)

	8	Shared Voting Power 0 Shares

	9	Sole Dispositive Power 53,672,500 Shares (1)

	10	Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,672,500 Shares (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.3%(2)

14	Type of Reporting Person (See Instructions) IN

(1)                                  These shares consist of:

(i)                                     48,750,000 shares acquired on September 10, 2009, by Clydesdale Partners II, LLC (“Clydesdale”).  The Reporting Person is the Manager of Clydesdale Ventures II, LLC (“Ventures”), which is in turn the Manager of Clydesdale.  These which shares were acquired in exchange for $260,000 original principal amount of the Issuer’s 10% Convertible Promissory Notes due August 31, 2008 (the “Notes”).  The Notes were amended on such date to be convertible into shares of the Common Stock (as defined below).  Prior to such amendment, the Notes were convertible into shares of the Issuer’s Series A Preferred Stock, which is non-voting and non-convertible; and

(ii)                                  4,922,500 shares owned by PFK Acquisition Group II, LLC (“PFK Acquisition”), of which the Reporting Person is also the Manager.

The Reporting Person may be deemed to be the beneficial owner of the shares held by the foregoing entities.

(2)                                  Based on 76,140,506 shares of Common Stock outstanding as of August 31, 2009.

CUSIP No. 51807L101

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, $0.0001 par value (“Common Stock”) of LaserLock Technologies, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 837 Lindy Lane, Bala Cynwyd, PA 19004.

Item 2.	Identity and Background.

(a)                                      Name of Persons Filing:

This Schedule 13D is being filed on behalf of Paul F. Klapper, a beneficial shareholder of the Issuer. The person named in this paragraph is sometimes referred to individually herein as the “Reporting Person.”

(b)                                     Address of Principal Business Office or if None, Residence:

The Reporting Person’s business address is: 201 Spear Street, Suite #1150, San Francisco, California 94105

(c)                                      The Reporting Person is the Manager of Clydesdale Ventures II, LLC, which is the Manager of Clydesdale Partners II, LLC. He is also Manager of PFK Acquisition Group II, LLC which entity owns 4,922,500 shares of the Common Stock.

(d)                                     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                      During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)                                        The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

These shares consist of:

(i)                                     48,750,000 shares acquired on September 10, 2009, by Clydesdale.  The Reporting Person is the Manager of Ventures, which is in turn the Manager of Clydesdale.  These shares were acquired in exchange for $260,000 original principal amount of the Notes.  The Notes were amended on such date to be convertible into shares of the Common Stock.  Prior to such amendment, the Notes were convertible into shares of the Company’s Series A Preferred Stock, which is non-voting and non-convertible; and

(ii)                                  4,922,500 shares owned by PFK Acquisition, of which the Reporting Person is also the Manager.

The Reporting Person may be deemed to be the beneficial owner of the shares held by the foregoing entities.

The Notes and shares were originally acquired by Clydesdale and PFK Acquisition with their working capital.

CUSIP No. 51807L101

Item 4.	Purpose of Transaction.

Clydesdale has acquired the Common Stock of the Issuer for investment purposes only.

With the exception of the foregoing, neither the Reporting Person, Clydesdale nor PFK Acquisition has any present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer’s present Board of Directors or management, (iv) any material change in the Issuer’s present capitalization or dividend policy or any other material change in the Issuer’s business or corporate structure, (v) any change in the Issuer’s charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer’s equity securities becoming eligible for termination of its registration pursuant to the Securities Exchange Act of 1934, as amended, or (vii) any similar action. However, the Reporting Person, Clydesdale and PFK Acquisition each reserve the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

Item 5.	Interest in Securities of the Issuer.

(5)(a)                                Number of Shares beneficially owned by the Reporting Person:

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

(5)(b)                               Number of shares as to which such person has:

The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which is hereby incorporated by reference.

5(c)                                          All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

5(d)                                         None.

5(e)                                          Not applicable.

CUSIP No. 51807L101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither the Reporting Person, Clydesdale nor PFK Acquisition has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

CUSIP No. 51807L101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

September 21, 2009
Date
Paul F. Klapper
Signature
Paul F. Klapper
Name/Title

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)